August 7, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549

Attn: Eric Envall

Re:	Pacific City Financial Corporation
Registration Statement on Form S-1
File No. 333-226208
Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the representatives of the prospective underwriters of the above issue, hereby join in the request of Pacific City Financial Corporation that the effectiveness of the Registration Statement on Form S-1 (Registration No. 333-226208) be accelerated so that the Registration Statement will become effective at 4:00 P.M. Eastern Time on August 9, 2018, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act of 1933, as amended, and in connection with the foregoing, please note that the underwriters have distributed approximately 1,722 copies of the preliminary prospectus dated August 2, 2018, through the date hereof, to prospective underwriters, institutional investors, dealers and others.

The undersigned, as the representatives of the prospective underwriters of the above issue, hereby represent on behalf of the underwriters that the underwriters are acting in compliance and will act in compliance with the provisions of Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above proposed offering.

[Remainder of Page Intentionally Left Blank; Signature Page Follows]

Very truly yours,
KEEFE, BRUYETTE & WOODS, INC.
RAYMOND JAMES & ASSOCIATES, INC.
SANDLER O’NEILL & PARTNERS, L.P.
(As Representatives of the Several Underwriters)

KEEFE, BRUYETTE & WOODS, INC.

By:	/s/ Lisa Schultz
Name:	Lisa Schultz
Title:	Managing Director

RAYMOND JAMES & ASSOCIATES, INC.

By:	/s/ Andrea J. Lanham
Name:	Andrea J. Lanham
Title:	VP, Syndicate Operations

SANDLER O’NEILL & PARTNERS, L.P.

By:	/s/ Robert Kleinert
Name:	Robert Kleinert
Title:	Managing Principal

[Signature Page to Acceleration Request]